82-3116

GREAT QUEST
METALS L[redacted]

July 26, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on July 26, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dlw 8/9

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

July 26, 2005
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Announces a $220,000 Private Placement

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is pleased to announce a private placement of 400,000 units at $0.55 a unit for total proceeds of $220,000. Each unit consists of one common share of the Company's capital stock and one half of a share purchase warrant. Each full warrant entitles the holder to purchase one additional share of the Company's capital stock at $0.65 for a period of two years from the closing of the private placement. A portion of the private placement is subject to an 8% commission and broker's warrants equivalent to 15% of the units under the commission. All warrants are transferable. The private placement is subject to regulatory approval.

Part of the funds raised under this private placement are to be used to finance two diamond drill holes to trace the breccia zone discovered in diamond drill hole KN 11-05 along the Djambaye 2 gold zone on the Kenieba concession in western Mali, West Africa. This hole intersected 1.05 m of 808.85 g/t gold. The remaining funds will be used for option payments, administration and a follow-up work program on the Manankoto gold concession.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

N E W S R E L E A S E